Exhibit (d)(6)


FOR IMMEDIATE RELEASE:           FOR MORE INFORMATION CONTACT:
                                 Paul V. Hongland, EVP Administration
                                 and CFO at (508) 870-9212

                 NE RESTAURANT COMPANY, INC. PROPOSES TO ACQUIRE
                      BERTUCCI'S, INC. AT $10.50 PER SHARE


         WESTBOROUGH, Mass. - April, 1998--NE Restaurant Company, Inc. (NERC) announced today that it had submitted to the Board of Directors of Bertucci's, Inc. (NASDAQ: BERT) a proposal for NERC to acquire Bertucci's in a merger transaction for a cash purchase price of $10.50 per share for each outstanding share of Bertucci's Common Stock other than the approximately 4.8% of such shares owned by NERC.

         In February 1998, Bertucci's announced that it had entered into a merger agreement with a group led by Bertucci's Founder, President and Chief Executive Officer, Joseph Crugnale, pursuant to which the Crugnale group would take Bertucci's private by acquiring all of the outstanding shares of Bertucci's (other than the approximately 24% of such shares owned by Mr. Crugnale) for a purchase price of $8.00 per share in cash. On March 18, 1998, Bertucci's filed preliminary proxy materials which are being reviewed by the Securities and Exchange Commission with respect to a Special Meeting of Stockholders of Bertucci's to be held to vote on that merger proposal.

         The $10.50 per share price proposed by NERC represents a premium of 31.3% over the $8.00 per share price offered in the pending merger with the Crugnale group and a 75.0% premium over the last reported sale price of Bertucci's Common Stock of $6.00 per share on February 13, 1998, the last trading date before public announcement of the execution of the merger agreement with the Crugnale group.

         NERC owns and operates 31 Chili's Grill and Bar Restaurants and 2 On The Border Restaurants throughout the Northeast. NERC is privately owned by its management and an investor group led by Jacobson Partners, a New York City based firm that sponsors various private investment funds. In its proposal, NERC said that it had obtained a letter from a leading investment firm to the effect that such firm is highly confident of arranging debt financing of at least $90 million for the transaction which, when combined with equity capital committed by stockholders of NERC and an investor group led by Jacobson Partners, would be sufficient to consummate the transaction.

         NERC is currently awaiting a response to its proposal from the Special Committee of Bertucci's Board of Directors that was formed to evaluate and consider the offer made by the Crugnale group.





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